As filed with the Securities and Exchange Commission on March 29, 2023.

Registration No. 333-267830

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1

to

FORM F-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

HAMMERHEAD ENERGY INC.

(Exact Name of Registrant as Specified in Its Charter)

N/A

(Translation of registrant's name into English)

Canada	1382	Not Applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Suite 2700, 525-8th Avenue SW,

Calgary, Alberta, T2P 1G1

(403) 930-0560

(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

CT Corporation System

28 Liberty Street

New York, New York 10005

(212) 894-8940

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Michael G. Kohut Hammerhead Energy Inc. Suite 2700, 525 - 8th Avenue SW Calgary, Alberta T2P 1G1 Canada (403) 930-0560	Adam M. Givertz Ian M. Hazlett Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, New York 10019-6064 (212) 373-3000	Bill Maslechko Lindsay Cox Burnet, Duckworth & Palmer LLP 2400, 525 - 8th Avenue SW Calgary, Alberta T2P 1G1 Canada (403) 260-0100

Approximate date of commencement of proposed sale of the securities to the public: From time to time after the effectiveness of this registration statement.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☒

This post-effective registration statement amends registration statement number 333-267830.

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third Party Tender Offer)  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company  ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

†	The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

ADDITION OF EXHIBITS

This Post-Effective Amendment No. 1 to the Registration Statement on Form F-4 (File No. 333-267830) (the "Registration Statement") is being filed to include as exhibits (i) Ernst & Young LLP's consent to the use of its reports dated March 28, 2023, with respect to the financial statements of Hammerhead Resources Inc. and Hammerhead Energy Inc. included in the Registration Statement, (ii) WithumSmith+Brown, PC's consent to the use of its report dated March 28, 2023, with respect to the financial statements of Decarbonization Plus Acquisition Corporation IV included in the Registration Statement, (iii) McDaniel & Associates Consultants Ltd.'s consent to the use of its report dated March 28, 2023 and (iv) certain other exhibits as indicated in Item 21(a) filed herewith. Capitalized terms used in this Post-Effective Amendment No. 1 and not otherwise defined have the meaning given to them in the Registration Statement, unless otherwise indicated.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 21. Exhibits and Financial Statements Schedules

(a) Exhibits.

Exhibit Number	Description

2.1†**

Business Combination Agreement, dated September 25, 2022 by and among DCRD, Hammerhead, NewCo and AmalCo (attached as Annex A to the proxy statement/prospectus that forms a part of this registration statement).

3.1**	Form of Domestication Articles and Bylaws (attached as Annex B-1 to B-3 to the proxy statement/prospectus that forms a part of this registration statement).

3.2*	Articles of Amalgamation of Hammerhead Energy Inc., incorporated by reference to Exhibit 1.1 to the Company's Shell Company Report on Form 20-F filed with the SEC on March 1, 2023.

3.3*

Restated Articles of Incorporation of Hammerhead Energy Inc. (the "Company"), incorporated by reference to Exhibit 1.2 to the Company's Shell Company Report on Form 20-F filed with the SEC on March 1, 2023.

3.4*	By-Law No. 1 of Hammerhead Energy Inc., incorporated by reference to Exhibit 1.3 to the Company's Shell Company Report on Form 20-F filed with the SEC on March 1, 2023.

4.1**

Warrant Agreement, dated August 10, 2021, between DCRD and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 4.1 to DCRD's Current Report on Form 8-K (File No. 001-40731) filed with the SEC on August 13, 2021).

4.2**	Specimen Warrant Certificate (incorporated by reference to Exhibit 4.3 to DCRD's Registration Statement on Form S-1 (File No. 333-254259) filed with the SEC on July 30, 2021).

4.3*

Amended and Restated Warrant Agreement by and among the Company, Computershare Inc. and Computershare Trust Company, N.A., incorporated by reference to Exhibit 2.1 to the Company's Shell Company Report on Form 20-F filed with the SEC on March 1, 2023.

4.4*

Amended and Restated Registration Rights Agreement by and among the Company and the holders named therein, incorporated by reference to Exhibit 2.3 to the Company's Shell Company Report on Form 20-F filed with the SEC on March 1, 2023.

4.5**

Amended and Restated Indenture dated June 19, 2020 between Hammerhead, as issuer, Prairie Lights Power GP Inc. and Prairie Lights Power Limited Partnership, as guarantors and Computershare Trust Company, N.A., as trustee.

4.6*

Warrant Assignment and Assumption Agreement by and among the Company, DCRD, Continental Stock Transfer  & Trust Company, Computershare Inc. and Computershare Trust Company, N.A., as Warrant Agent, incorporated by reference to Exhibit 2.2 to the Company's Shell Company Report on Form 20-F filed with the SEC on March 1, 2023.

5.1**	Opinion of Burnet, Duckworth & Palmer LLP regarding legality of securities being registered.

5.2**	Opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP.

8.1**	Opinion of Vinson & Elkins L.L.P. regarding certain U.S. federal income tax matters.

8.2**	Opinion of Bennett Jones LLP regarding certain Canadian tax matters.

10.1**

Sponsor Support Agreement, dated as of September 25, 2022, by and among DCRD Sponsor, DCRD, the Company, Riverstone Fund V and Hammerhead (attached as Annex E to the proxy statement/prospectus that forms a part of this registration statement).

10.2§*	Hammerhead Energy Inc. Legacy Share Award Plan, incorporated by reference to Exhibit 4.8 to the Company's Shell Company Report on Form 20-F filed with the SEC on March 1, 2023.

10.3§*	Hammerhead Energy Inc. Legacy Share Option Plan, incorporated by reference to Exhibit 4.9 to the Company's Shell Company Report on Form 20-F filed with the SEC on March 1, 2023.

10.4§*	Hammerhead Energy Inc. Equity Incentive Award Plan, incorporated by reference to Exhibit 4.10 to the Company's Shell Company Report on Form 20-F filed with the SEC on March 1, 2023.

10.5§*	Hammerhead Energy Inc. Share Option Plan, incorporated by reference to Exhibit 4.11 to the Company's Shell Company Report on Form 20-F filed with the SEC on March 1, 2023.

10.6**	Form of Lock-Up Agreement (attached as Annex G to the proxy statement/prospectus that forms a part of this registration statement).

10.7**	Form of Hammerhead Shareholder Support Agreement (attached as Annex I to the proxy statement/prospectus that forms a part of this registration statement).

10.8**

Sponsor Side Letter, dated as of September 25, 2022, by and among DCRD, DCRD Sponsor, Riverstone Fund V and certain Riverstone Fund V Entities (incorporated by reference to Exhibit 10.5 to DCRD's Current Report on Form 8-K (File No. 001-40731) filed with the SEC on September 26, 2022).

10.9†‡**

Fourth Amended and Restated Credit Agreement dated June 9, 2022 between Hammerhead, as borrower, Canadian Imperial Bank of Commerce, National Bank of Canada, ATB Financial, Business Development Bank of Canada and Canadian Western Bank, as lenders (filed as Exhibit 10.10 to Amendment No. 1 to the Company's Registration Statement on Form F-4).

10.10†‡**

Consent and Second Amending Agreement dated December 15, 2022 between Hammerhead, as borrower, Canadian Imperial Bank of Commerce, Royal Bank of Canada, ATB Financial, Business Development Bank of Canada and Canadian Western Bank, as lenders and Canadian Imperial Bank of Commerce, a Canadian chartered bank, as Agent.

10.11*	Form of Director and Executive Officer Indemnification Agreement, incorporated by reference to Exhibit 4.5 to the Company's Shell Company Report on Form 20-F filed with the SEC on March 1, 2023.

21.1*	List of subsidiaries of Hammerhead Energy Inc., incorporated by reference to Exhibit 8.1 to the Company's Shell Company Report on Form 20-F filed with the SEC on March 1, 2023.

23.1*	Consent of Ernst and Young LLP.

23.2*	Consent of WithumSmith+Brown, PC.

23.3**	Consent of Burnet, Duckworth & Palmer LLP (included as part of Exhibit 5.1 hereto).

23.4**	Consent of Paul, Weiss, Rifkind, Wharton & Garrison LLP (included as part of Exhibit 5.2 hereto).

23.5**	Consent of Vinson & Elkins L.L.P. (included as part of Exhibit 8.1 hereto).

23.6**	Consent of Bennett Jones LLP (included as part of Exhibit 8.2 hereto).

23.7*	Consent of McDaniel & Associates Consultants Ltd. with respect to the Hammerhead Resources Inc. reserve report.

24.1**	Powers of Attorney (included on the signature page of this registration statement).

99.1**	Form of Proxy Card of Decarbonization Plus Acquisition Corporation IV.

99.2**	Consent of A. Stewart Hanlon.

99.3**	Consent of J. Paul Charron.

99.4**	Consent of James McDermott.

99.5**	Consent of Bryan Begley.

99.6**	Reserve Report of McDaniel & Associates Consultants Ltd. as to reserves of Hammerhead Resources Inc. as of December 31, 2021.

99.7**	Reserve Report of McDaniel & Associates Consultants Ltd. as to reserves of Hammerhead Resources Inc. as of December 31, 2020.

99.8**	Reserve Report of McDaniel & Associates Consultants Ltd. as to reserves of Hammerhead Resources Inc. as of December 31, 2019.

99.9*	Reserve Report of McDaniel & Associates Consultants Ltd. as to reserves of Hammerhead Resources Inc. as of December 31, 2022.

107**	Filing Fee Table.

*	Filed herewith
**	Previously filed
†	Schedules to this exhibit have been omitted pursuant to Item 601(a)(5) of Registration S-K. The Registrant hereby agrees to furnish a copy of any omitted schedules to the Commission upon request.
‡

Portions of this exhibit have been redacted in compliance with Item 601(b)(10)(iv) of Regulation S-K. The omitted information is not material and is the type of information that the registrant customarily and actually treats as private and confidential.

§	Indicates a management contract or compensatory plan.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Post-Effective Amendment No. 1 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Calgary, Alberta on the 28th day of March, 2023.

HAMMERHEAD ENERGY INC.

By:	/s/ Scott Sobie
Name: Scott Sobie
Title: President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 1 to the registration statement has been signed below by the following persons in the capacities and on the dates indicated.

NAME	POSITION	DATE

/s/ Scott Sobie	President, Chief Executive Officer and Director (Principal Executive Officer)	March 28, 2023
Scott Sobie

*	Senior Vice President, Chief Financial Officer and Director (Principal Financial and Accounting Officer)	March 28, 2023
Michael G. Kohut

*	Director	March 28, 2023
Robert Tichio

*	Director	March 28, 2023
Jesal Shah

/s/ A. Stewart Hanlon	Director	March 28, 2023
A. Stewart Hanlon

/s/ J. Paul Charron	Director	March 28, 2023
J. Paul Charron

/s/ James McDermott	Director	March 28, 2023
James McDermott

/s/ Bryan Begley	Director	March 28, 2023
Bryan Begley

*By:	/s/ Scott Sobie
Name:	Scott Sobie
Title:	Attorney-in-Fact

AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Hammerhead Energy Inc. has signed this Post-Effective Amendment No. 1 to the registration statement on March 28, 2023.

PUGLISI & ASSOCIATES

By:	/s/ Donald J. Puglisi
Name: Donald J. Puglisi
Title: Managing Director